UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ENTERPRISE GP HOLDINGS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293716-10-6
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

June 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan L. Duncan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
353,771
8	SHARED VOTING POWER
108,010,062
9	SOLE DISPOSITIVE POWER
353,771
10	SHARED DISPOSITIVE POWER
108,010,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
108,363,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.9%
14	TYPE OF REPORTING PERSON
IN
  .

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
25,162,804
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
25,162,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,162,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%
14	TYPE OF REPORTING PERSON
OO – limited liability company

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
DD Securities LLC 26-1585743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
3,745,673
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
3,745,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
3,745,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%
14	TYPE OF REPORTING PERSON
OO - limited liability company

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
71,860,405
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
71,860,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
71,860,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON
CO

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
DFI Holdings, LLC 20-2133514
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
25,162,804
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
25,162,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,162,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%
14	TYPE OF REPORTING PERSON
OO - limited liability company

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
DFI GP Holdings L.P. 20-2133626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
25,162,804
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
25,162,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,162,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1%
14	TYPE OF REPORTING PERSON
PN

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
75,865
8	SHARED VOTING POWER
71,860,405
9	SOLE DISPOSITIVE POWER
75,865
10	SHARED DISPOSITIVE POWER
71,860,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,936,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.7%
14	TYPE OF REPORTING PERSON
CO

CUSIP No.	8723 84-10-2
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
EPCO, Inc. (formerly Enterprise Products Company) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	□
(b)	□
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
79,101,585
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
79,101,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,101,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□	N/A
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.8%
14	TYPE OF REPORTING PERSON
CO

Item 1. Security and Issuer.

This Amendment No. 6 on Schedule 13D/A relates to the units (the “Units”) representing limited partner interests in Enterprise GP Holdings L.P., a Delaware limited partnership(the “Issuer” or “EPE”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002, and updates the Schedule 13D originally filed by the Reporting Persons with the Commission on September 9, 2005, as amended by Amendment No. 1 thereto, filed February 15, 2007, Amendment No. 2 thereto, filed May 18, 2007, Amendment No. 3 thereto, filed on February 29, 2008, Amendment No. 4 thereto, filed February 5, 2009 and Amendment No. 5 thereto, filed April 29, 2009 (the “Original Schedule 13D”).  Capitalized terms not defined herein have the meanings given to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

This Amendment No. 6 on Schedule 13D/A is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), DD Securities LLC, a Texas limited liability company (“DD Securities”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), DFI GP Holdings L.P., a Delaware limited partnership (“DFI GP Holdings”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), and EPCO, Inc., a Texas corporation (“EPCO”).

The Issuer issued an aggregate of 14,173,304 Class B Units (“Class B Units”) and 16,000,000 Class C Units (the “Class C Units”) of the Issuer to DFI and DFI GP Holdings, pursuant to a Securities Purchase Agreement dated as of May 7, 2007, by and among the Issuer, DFI and DFI GP Holdings (the “TEPPCO Purchase Agreement”). DFI Holdings is the general partner of DFI GP Holdings and a wholly owned subsidiary of DD LLC. DFI also contributed 4,421,326 Units to a new employee partnership, EPE Unit III, L.P., and created a unit partnership, Enterprise Unit L.P. (“Enterprise Unit”), on February 20, 2008.  Enterprise Unit has purchased 881,836 Units through the date of this schedule.

The 14,173,304 Class B units converted into Units in July 2007. Also, in July 2007, the Issuer issued 20,134,220 Units in a private placement. The 16,000,000 Class C Units converted into an equal number of Units on February 1, 2009, which Units are reflected in this Amendment No. 6.

Dan Duncan, DD LLC, DD Securities, DFI, DFI Holdings, DFI GP Holdings, EPCO Holdings and EPCO are collectively referred to herein as the “Reporting Persons.”

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in the General Partner and in DFI Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in (i) the Issuer, (ii) DFI Holdings and (iii) other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including (i) Enterprise Products Partners L.P., a publicly traded Delaware limited partnership (“EPD”), and its general partner, (ii) TEPPCO Partners, L.P., a publicly traded Delaware limited partnership (“TEPPCO”), and its general partner and (iii) Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO Holdings’ equity interests in (i) the Issuer, (ii) EPD, (iii) TEPPCO and (iv) DFI GP Holdings. DFI’s principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.

DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI GP Holdings previously owned 100% of the membership interests in Texas Eastern Products Pipeline Company, LLC (“TEPPCO GP”). DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI, and the managers and executive officers of DD LLC and DD Securities (collectively, the “Listed Persons”). DFI Holdings has no separate officers and is managed by its sole member, DD LLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:

On June 28, 2009, EPD, Enterprise Products GP, LLC, a Delaware limited liability company and the general partner of EPD (“EPD GP”), Enterprise Sub B LLC, a Delaware limited liability company and a wholly owned subsidiary of EPD (“Merger Sub B”), TEPPCO and TEPPCO GP, entered into an Agreement and Plan of Merger (the “MLP Merger Agreement”) providing for the merger of Merger Sub B into TEPPCO (the “MLP Merger”) with TEPPCO surviving the MLP Merger as a wholly owned subsidiary of EPD, upon the terms and subject to the conditions set forth in the MLP Merger Agreement.  Under the terms of the MLP Merger Agreement, all outstanding TEPPCO units, other than 3,645,509 TEPPCO units (the “Designated Units”) owned by an affiliate of EPCO, will be cancelled and converted into the right to receive EPD common units based on an exchange rate of 1.24 EPD common units per TEPPCO unit.  The Designated Units will be converted, based on the 1.24 exchange rate, into the right to receive 4,520,431 EPD Class B Units (the “Class B Units”).  The Class B Units will not be entitled to regular quarterly cash distributions of EPD for sixteen quarters following the closing of the MLP Merger. The Class B Units will convert automatically into EPD common units on the date immediately following the payment date for the sixteenth distribution following the closing of the MLP Merger.  No fractional EPD common units will be issued in the MLP Merger, and TEPPCO unitholders will, instead, receive cash in lieu of fractional EPD common units, if any.  A copy of the MLP Merger Agreement is incorporated herein by reference as Exhibit 99.18 hereto and the description of the MLP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.18, which is incorporated herein by reference.

In addition to the MLP Merger, on June 28, 2009, EPD, EPD GP, Enterprise Sub A LLC, a Delaware limited liability company and a wholly owned subsidiary of EPD (“Merger Sub A”), TEPPCO and TEPPCO GP, entered into an Agreement and Plan of Merger (“GP Merger Agreement”). Pursuant to the GP Merger Agreement, EPD will acquire 100% of the limited liability company interests in TEPPCO GP (the “TEPPCO GP Interests”) and Merger Sub A will be merged with and into TEPPCO GP, with TEPPCO GP surviving the merger as a wholly owned subsidiary of EPD.  Under the terms of the GP Merger Agreement, EPE, the owner of the TEPPCO GP Interests, will receive 1,331,681 EPD common units and an increase in the capital account of EPD GP to maintain EPD GP’s two percent general partner interest in EPD.  A copy of  the GP Merger Agreement is incorporated herein by reference as Exhibit 99.19 hereto and the description of  the GP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.19, which is incorporated herein by reference.

In order to induce EPD to enter into the MLP Merger Agreement, EPE, DD Securities, DFI GP Holdings, DFI, Duncan Family 2000 Trust and Dan Duncan (collectively, the “Unitholders”) entered into the Support Agreement with EPD, dated as of June 28, 2009 (the “Support Agreement”).  Pursuant to the Support Agreement, the Unitholders have agreed to vote all units of TEPPCO owned by them (i) in favor of the adoption of the MLP Merger Agreement, any transactions contemplated by the MLP Merger Agreement and any other action reasonably requested by EPD in furtherance thereof, submitted for the vote or written consent of Unitholders; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TEPPCO contained in the MLP Merger Agreement; and (iii) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the MLP Merger or the other transactions contemplated by the MLP Merger Agreement.  Furthermore, DFI agreed and consented to the receipt of EPD Class B units pursuant to the MLP Merger Agreement in lieu of EPD common units.  A copy of the Support Agreement is incorporated herein by reference as Exhibit 99.20 hereto and the description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit 99.20, which is incorporated herein by reference.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:

The information set forth under Item 4 and the agreements set forth on Exhibits 99.18, 99.19 and 99.20 are incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted  in lieu thereof:

99.1
Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).

99.2
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of May 7, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.3
Second Amendment to First Amended and Restated Partnership Agreement of Enterprise GP Holdings L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed on January 3, 2008).

99.4
Third Amendment to First Amended and Restated Partnership Agreement of Enterprise GP Holdings L.P. dated as of November 6, 2008. (incorporated by reference to Exhibit 3.4 to Form 10-Q filed on November 10, 2008).

99.5	EPE Unit L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on September 1, 2005).
99.6	First Amendment to EPE Unit L.P. Agreement of limited partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).
99.7
Second Amendment to EPE Unit L.P. Agreement of limited partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.8
EPE Unit II, L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.13 to Enterprise Products Partners, L.P.’s Annual Report on Form 10-K filed with the Commission on February 28, 2007).

99.9
First Amendment to EPE Unit II, L.P. Agreement of limited partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.4 to Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.10
Second Amendment to EPE Unit II, L.P. Agreement of limited partnership dated July 1, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.11	EPE Unit III, L.P. Agreement of Limited Partnership dated May 7, 2007 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).
99.12
First Amendment to EPE Unit III, L.P. Agreement of limited partnership dated August 7, 2007 (incorporated by reference to Exhibit 10.5 to Form 10-Q filed by Duncan Energy Partners L.P. on August 8, 2007).

99.13
Second Amendment to Agreement of Limited Partnership of EPE Unit III, L.P. dated July 1, 2008 (incorporated by reference to Exhibit 10.3 to the Current Report Form 8-K filed by Enterprise GP Holdings L.P. on July 7, 2008).

99.14
Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on February 26, 2008).

99.15
Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., DFI GP Holdings L.P. and Duncan Family Interests, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.16
Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-

Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons)

99.17	Joint Filing Agreement, dated February 29, 2008 (incorporated by reference to Exhibit 99.11 to Schedule 13D/A filed by the reporting persons on February 29, 2008).
99.18
Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed June 29, 2009).

99.19
Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed June 29, 2009).

99.20
Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed June 29, 2009).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2009	/s/ Dan L. Duncan Dan L. Duncan

Dated: June 30, 2009	DAN DUNCAN LLC By: /s/ W. Randall Fowler Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: June 30, 2009	DD SECURITIES LLC By: /s/ W. Randall Fowler W. Randall Fowler Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: June 30, 2009	DFI HOLDINGS, LLC By: DAN DUNCAN LLC, its sole member By: /s/ W. Randall Fowler W. Randall Fowler Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: June 30, 2009
DFI GP HOLDINGS L.P.

By:         DFI HOLDINGS, LLC, its general partner

By:         DAN DUNCAN LLC, its sole member

By:         /s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President, Chief Financial Officer,
Treasurer and Manager

Dated: June 30, 2009	DUNCAN FAMILY INTERESTS, INC. By: /s/ Mary Stawikey Mary Stawikey President and Director

Dated: June 30, 2009	EPCO, INC. By: /s/ W. Randall Fowler W. Randall Fowler President, Chief Executive Officer and Director

Dated: June 30, 2009	EPCO HOLDINGS, INC. By: /s/ W. Randall Fowler W. Randall Fowler President, Chief Executive Officer and Director

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation
Dan L. Duncan
Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, Inc.; President, CEO and Manager of Dan Duncan LLC and DD Securities LLC; Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director; Co-Chairman of EPCO Holdings, Inc,; Director of EPE Holdings, LLC
Richard H. Bachmann
Group Vice Chairman, Chief Legal Officer, Secretary and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC;  Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel
Group Vice Chairman, Chief Financial Officer, and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Inc., ; President, CEO and Director of Enterprise Products GP, LLC

Ralph S. Cunningham
Group Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC

Name	Position with EPCO, Other Present Principal Occupation
W. Randall Fowler
President, Chief Executive Officer, and Director;

President, CEO and Director of EPCO Holdings, Inc.;  Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer; Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation
Dan L. Duncan	Co-Chairman; Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of Dan Duncan LLC and DD Securities LLC; Group Co-Chairman and Director of EPCO;
Randa Duncan Williams	Co-Chairman; Director of EPE Holdings, LLC; Group Co-Chairman and Director of EPCO;
Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC, and EPE Holdings, LLC; Group Vice-Chairman, Secretary, Chief Legal Officer and Director of EPCO; Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director; Group Vice Chairman and Chief Financial Officer of EPCO; President, CEO and Director of Enterprise Products GP, LLC;
W. Randall Fowler
President, CEO and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President and CEO and Director of EPCO;

William Ordemann	Executive Vice President and Chief Operating Officer; Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation
Andrew T. Panaccione	Director; President of CSC Entity Services, LLC
Kari L. Johnson	Secretary; Vice President - Client Services of CSC Entity Services, LLC
Mary Stawikey	President and Director; Vice President – Client Services of CSC Entity Services, LLC
Darryl E. Smith	Treasurer and Director; Vice President – Client Services of CSC Entity Services, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan
President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of DD Securities LLC; Group Co-Chairman and Director of EPCO;  Co-Chairman of EPCO Holdings;

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings;  Executive Vice President, Chief Legal Officer, Secretary, and Manager of DD Securities LLC; Group Vice Chairman, Chief Legal Officer, Secretary and Director of EPCO;

Ralph S. Cunningham
Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC; Group Vice Chairman and Director of EPCO;

W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Director of EPCO and EPCO Holdings;

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC

Managers and Executive Officers of DD Securities LLC.  Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Dan L. Duncan
President, CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of Dan Duncan LLC; Group Co-Chairman and Director of EPCO; Co-Chairman of EPCO Holdings;

Richard H. Bachmann
Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings; Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC; Group Vice Chairman, Chief Legal Officer, Secretary and Director of EPCO;

Ralph S. Cunningham
Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC; Group Vice Chairman and Director of EPCO;

W. Randall Fowler
Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Director of EPCO and EPCO Holdings;